Exhibit 99.1

Azure Power announces changes in Board of Directors

New Delhi, June 16, 2023: Azure Power Global Limited (the “Company” or “Azure”) (NYSE: AZRE), an independent sustainable energy solutions provider and renewable power producer in India, today announced two changes to its Board of Directors.

Mr. Richard Payette, FCPA, GCB.D, will join the Board as an Independent non-executive Director on the Company’s Board effective July 1, 2023. Mr. Payette is a business leader with over four decades of experience in management of global companies and accounting and audit matters. He currently serves as a director of Export Development Canada (EDC), Canada's export credit agency wholly owned by the Government of Canada and the Canadian Public Accountability Board (CPAB), a regulatory body charged with overseeing audits of Canadian reporting issuers. Earlier, he served as Chair of the boards of the Canadian Chamber of Commerce and Fédération de chambres de commerce du Québec. From 2016 until 2020, he served as President and CEO Québec of Manulife and was the CEO for the Americas region at BDO International between 2010 and 2015. He worked with Raymond Chabot Grant Thornton since 1982 until 2009, lastly as the President and CEO. Mr. Payette is also a member of the advisory boards of Lemay and LexRockAI. His area of expertise includes organisational transformation, international market development, finance, audit, governance and risk management. He is a Fellow of the Chartered Professional Accountants of Canada and holds an ESG Certification and designation.

Mr. Payette will take over as Chair of the Audit & Risk Committee and will also join the Board of Azure Power India Private Limited, a subsidiary of the Company.

Christine McNamara, Independent non-executive Director and current chair of Audit & Risk Committee has decided to resign from the Company’s Board effective June 26, 2023. Her decision to step down from the Board is necessitated due to her commitments towards family health matters. Christine’s decision to resign was not the result of any disagreement with the Company's operations, policies, or procedures.

Speaking on these board changes, Alan Rosling, Chairman of the Board, said, “Christine’s resignation is a sad moment for all of us on the Board. She led the board and committee commitments during a tough year for the Company even while attending to family health issues. The Board joins me in thanking Christine for her unwavering efforts during this period and her professional guidance to the Board. We wish her all the best as she and her family address their current health issues.

“I warmly welcome Richard to the Board. His vast experience will be crucial at this juncture for Azure. He is a versatile professional with deep financial expertise including in governance, audit, control and compliance. We look forward to working closely with him on the Board.”

Richard Payette said, "Azure is an important player in the sustainable energy sector in India. It is an exciting opportunity for me, and I am looking forward to contributing at the Board and help in the cause

Exhibit 99.1

of long term sustainable journey at Azure. I am delighted to work with the team in further growth and success of the Company. I also thank Christine for her tenure on the Board and wish her all the best."

Christine McNamara said, "It has been a great privilege to serve on Azure Power's board. I'm sad to be leaving the Company at this stage due to personal family health issues. I wish the Board and the Company all the very best.”

About Azure

Azure is a leading independent sustainable energy solutions provider and renewable power producer in India. Azure developed India’s first utility scale solar project in 2009, and since then has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country.

For more information about Azure, visit: www.azurepower.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and the US Private Securities Litigation Reform Act of 1995, including statements regarding the bringing of a fresh perspective and valuable guidance, driving growth and success, driving the Company forward, and achieving Company goals. Words such as “may,” “will,” “should,” “likely,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” “outlook” and similar expressions are used to identify forward-looking statements. These statements are based on current expectations and beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements in this press release. All forward-looking statements in this press release are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statements.

For more information:

Contact

ir@azurepower.com

pr@azurepower.com